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                               INTRALINKS, INC.
                                 1372 Broadway
                            New York, NY 10018-6106


                                                     August 2, 2000


VIA EDGAR
Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  IntraLinks, Inc.
          Registration Statement on Form S-1
          File No. 333-32600

Ladies and Gentlemen:

IntraLinks, Inc. (the "Company") hereby notifies the Securities and Exchange Commission of its decision to withdraw the above-referenced Form S-1 Registration Statement and requests that an order consenting to the withdrawal be entered pursuant to Rule 477(c) effective immediately.

The Company filed the Registration Statement on Form S-1 with respect to shares of its Common Stock on March 15, 2000. Due to market conditions, the Company has decided not to proceed with the offering at this time. Accordingly, no shares of Common Stock have been or will be sold pursuant to the filed Registration Statement.

If you have any questions, please contact Stephen M. Davis of Heller Ehrman White & McAuliffe at (212) 906-8798.

Very truly yours,

IntraLinks, Inc.

By:  /s/ James P. Dougherty
    -----------------------
Name:  James P. Dougherty
Title:  President and Chief Executive Officer

cc:  Jeffrey Riedler, Securities and Exchange Commission
     Carol McGee, Securities and Exchange Commission